SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 1)*

Enlight Renewable Energy Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.1 par value per share

(Title of Class of Securities)

676767908

(CUSIP Number)

December 20, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 676767908	13G/A	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS Altshuler-Shaham Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,840,833 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,840,833 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.96% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Consists of (i) 5,772,651 ordinary shares of the Issuer held by provident and pension funds managed by Altshuler Shaham Provident & Pension Funds Ltd., a majority-owned subsidiary of the Reporting Person and (ii) 68,182 ordinary shares held by mutual funds managed by Altshuler Shaham Mutual Funds Management Ltd., a wholly-owned subsidiary of the Reporting Person. The provident and pension funds, and mutual funds, are managed by employees of the Reporting Person and its subsidiaries or affiliates for the benefit of public investors and not for the economic benefit of the Reporting Person. The Reporting Person lacks authority with respect to the voting of all of such ordinary shares.

(2)	Based on 117,857,288 ordinary shares issued and outstanding as of November 13, 2023, as reported by the Issuer in the proxy statement for its annual general meeting of shareholders, furnished to the Securities and Exchange Commission (the “SEC”) as Exhibit 99.1 to its Report of Foreign Private Issuer on November 20, 2023.

CUSIP No. 676767908	13G/A	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS Altshuler-Shaham Provident & Pension Funds Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,772,651 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,772,651 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,772,651 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.90% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Consists solely of ordinary shares held by provident and pension funds managed by the Reporting Person. The provident and pension funds are managed by employees of the Reporting Person and its indirect parent company, Altshuler-Shaham Ltd., for the benefit of public investors and not for the economic benefit of the Reporting Person. The Reporting Person possesses sole authority with respect to the voting of all of such ordinary shares, but shares authority with Altshuler-Shaham Ltd. concerning the disposition of such ordinary shares.

(2)	Based on 117,857,288 ordinary shares issued and outstanding as of November 13, 2023, as reported by the Issuer in the proxy statement for its annual general meeting of shareholders, furnished to the SEC as Exhibit 99.1 to its Report of Foreign Private Issuer on November 20, 2023.

CUSIP No. 676767908	13G/A	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS Altshuler-Shaham Mutual Funds Management Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 68,182 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 68,182 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,182 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.06% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Consists solely of ordinary shares held by mutual funds managed by the Reporting Person. The mutual funds are managed by employees of the Reporting Person and its parent company, Altshuler-Shaham Ltd., for the benefit of public investors and not for the economic benefit of the Reporting Person. The Reporting Person possesses sole authority with respect to the voting of all of such ordinary shares, but shares authority with Altshuler-Shaham Ltd. concerning the disposition of such ordinary shares.

(2)	Based on 117,857,288 ordinary shares issued and outstanding as of November 13, 2023, as reported by the Issuer in the proxy statement for its annual general meeting of shareholders, furnished to the SEC as Exhibit 99.1 to its Report of Foreign Private Issuer on November 20, 2023.

CUSIP No. 676767908	13G/A	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS Gilad Altshuler
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,840,833 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,840,833 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.96% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Consists of (i) 5,772,651 ordinary shares of the Issuer held by provident and pension funds managed by Altshuler-Shaham Provident & Pension Funds Ltd., a majority-owned subsidiary of Altshuler-Shaham Ltd. and (ii) 68,182 ordinary shares held by mutual funds managed by Altshuler-Shaham Mutual Funds Management Ltd., also a majority-owned subsidiary of Altshuler-Shaham Ltd. The Reporting Person may be deemed to possess shared investment authority with respect to all of the foregoing ordinary shares due to his indirect 44.03% interest in Altshuler-Shaham Ltd., as well as his serving in various investment management capacities for Altshuler-Shaham Ltd. and its subsidiaries and affiliates. The foregoing provident and pension funds, and mutual funds, are managed for the benefit of public investors and not for the economic benefit of the Reporting Person. The Reporting Person lacks authority with respect to the voting of all of such ordinary shares.

(2)	Based on 117,857,288 ordinary shares issued and outstanding as of November 13, 2023, as reported by the Issuer in the proxy statement for its annual general meeting of shareholders, furnished to the SEC as Exhibit 99.1 to its Report of Foreign Private Issuer on November 20, 2023.

CUSIP No. 676767908	13G/A	Page 6 of 12 Pages

Item 1(a). Name of Issuer:

The name of the issuer is Enlight Renewable Energy Ltd. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 13 Amal St., Afek Industrial Park Rosh Ha’ayin 4809249, Israel.

Item 2(a). Name of Person Filing:

The following entities and individuals, listed in (i)-(iv) below, who are filing this Amendment No. 1 to the Statement of Beneficial Ownership on Schedule 13G (the “Statement”), are referred to herein collectively as the “Reporting Persons”:

(i)	Altshuler-Shaham Ltd. (“Altshuler-Shaham”)

(ii)	Altshuler-Shaham Provident & Pension Funds Ltd. (“Altshuler-Shaham Provident Funds”)

(iii)	Altshuler-Shaham Mutual Funds Management Ltd. (“Altshuler-Shaham Mutual Funds”)

(iv)	Gilad Altshuler

Altshuler-Shaham is owned by several persons/entities, including, among others, (x) Gilad Altshuler Holdings Ltd. (44.07% equity interest), which is wholly-owned by Gilad Altshuler, and (y) Kalman Shaham Holdings Ltd. (44.81% equity interest), which itself is economically owned by several persons and which is wholly managed by Kalman Shaham.

Altshuler-Shaham Provident Funds is a majority-held, indirect subsidiary of Altshuler-Shaham. Altshuler-Shaham Provident Funds is held 100% by Altshuler-Shaham Financial Ltd. (“Altshuler Shaham Financial”), of which 55.68% is held by Altshuler-Shaham. The remainder of Altshuler-Shaham Financial is held, respectively, by Yair Lowenstein Holdings Ltd. (14.13%) (of which 100% is held by Yair Lowenstein) and by the public (30.19%).

Altshuler-Shaham Mutual Funds is a direct, wholly-owned subsidiary of Altshuler-Shaham.

Besides his indirect 44.07% equity interest in Altshuler-Shaham., Mr. Altshuler also serves as an investment manager for pension funds managed by Altshuler-Shaham Provident Funds, and as chief executive officer, an investment manager and a member of the investment committee of Altshuler-Shaham Mutual Funds.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is c/o Altshuler-Shaham— 19A Habarzel Street, Ramat Hahayal, Tel Aviv, 6971026, Israel.

Item 2(c). Citizenship:

The citizenship or state of organization, as applicable, of each Reporting Person is Israel.

Item 2(d). Title of Class of Securities:

This Statement relates to the ordinary shares, NIS 0.1 par value per share (“Ordinary Shares”), of the Issuer.

CUSIP No. 676767908	13G/A	Page 7 of 12 Pages

Item 2(e). CUSIP Number:

The CUSIP number of the Ordinary Shares is 676767908.

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

CUSIP No. 676767908	13G/A	Page 8 of 12 Pages

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.	Altshuler-Shaham

(a)	Amount beneficially owned: 5,840,833 ordinary Shares (1)

(b)	Percent of class*: 4.96%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose of or to direct the disposition of: 0

(iv)	Shared power to dispose of or to direct the disposition of: 5,840,833 (1)

II.	Altshuler-Shaham Provident Funds

(a)	Amount beneficially owned: 5,772,651 Ordinary Shares (2)

(b)	Percent of class*: 4.90%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 5,772,651 (2)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose of or to direct the disposition of: 0

(iv)	Shared power to dispose of or to direct the disposition of: 5,772,651 (2)

III.	Altshuler-Shaham Mutual Funds

(a)	Amount beneficially owned: 68,182 Ordinary Shares (3)

(b)	Percent of class*: 0.06%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 68,182 (3)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose of or to direct the disposition of: 0

(iv)	Shared power to dispose of or to direct the disposition of: 68,182 (3)

CUSIP No. 676767908	13G/A	Page 9 of 12 Pages

IV.	Gilad Altshuler

(a)	Amount beneficially owned: 5,840,833 Ordinary Shares (4)

(b)	Percent of class*: 4.96%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose of or to direct the disposition of: 0

(iv)	Shared power to dispose of or to direct the disposition of: 5,840,833 (4)

*	All percentage ownerships reflected in this Statement are based on based on 117,857,288 ordinary shares issued and outstanding as of November 13, 2023, as reported by the Issuer in the proxy statement for its annual general meeting of shareholders, furnished to the Securities and Exchange Commission (the “SEC”) as Exhibit 99.1 to its Report of Foreign Private Issuer on November 20, 2023.

(1)	Please see footnote (1) of the cover page for Altshuler-Shaham for an explanation as to the basis for the beneficial ownership of these Ordinary Shares.

(2)	Please see footnote (1) of the cover page for Altshuler-Shaham Provident Funds for an explanation as to the basis for the beneficial ownership of these Ordinary Shares.

(3)	Please see footnote (1) of the cover page for Altshuler-Shaham Mutual Funds for an explanation as to the basis for the beneficial ownership of these Ordinary Shares.

(4)	Please see footnote (1) of the cover page for Gilad Altshuler for an explanation as to the basis for the beneficial ownership of these Ordinary Shares.

Each of the foregoing Reporting Persons disclaims beneficial ownership of the Ordinary Shares reported herein except to the extent of its or his (as applicable) pecuniary interest (if any) therein.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

CUSIP No. 676767908	13G/A	Page 10 of 12 Pages

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Various public investors have the right to receive dividends from, and proceeds from the sale of, the (i) 5,772,651 Ordinary Shares held by provident and pension funds managed by Altshuler-Shaham Provident Funds and (ii) 68,182 Ordinary Shares held by mutual funds managed by Altshuler-Shaham Mutual Funds.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Each of the Reporting Persons hereby certifies as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 676767908	13G/A	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALTSHULER SHAHAM LTD.

By:	/s/ Ran Shaham
Name:	Ran Shaham
Title:	Co-Chief Executive Officer

Altshuler Shaham Provident & PENSION Funds LTD.

By:	/s/ Kalman Shaham
Name:	Kalman Shaham
Title:	Equity Holder

By:	/s/ Yair Lowenstein
Name:	Yair Lowenstein
Title:	Chief Executive Officer and Equity Holder

Altshuler Shaham Mutual Funds Management Ltd.

By:	/s/ Kalman Shaham
Name:	Kalman Shaham
Title:	Equity Holder

/s/ Gilad Altshuler
GILAD ALTSHULER

Dated: December 26, 2023

CUSIP No. 676767908	13G/A	Page 12 of 12 Pages

EXHIBITS

Exhibit 1	Joint Filing Agreement pursuant to Rule 13d-1(k)(1) (incorporated by reference to Exhibit 1 to the Statement)